Exhibit 21.1

Subsidiaries of Silvercrest Asset Management Group Inc.

Subsidiary	Organization and Jurisdiction
Silvercrest L.P.	Delaware Limited Partnership
Silvercrest Investors LLC	Delaware Limited Liability Company
Silvercrest Investors II LLC	Delaware Limited Liability Company
Silvercrest Investors III LLC	Delaware Limited Liability Company
Silvercrest Asset Management Group LLC	Delaware Limited Liability Company
Silvercrest Financial Services Inc.	New York Corporation
MW Commodity Advisors, LLC	Delaware Limited Liability Company
Silvercrest Asset Management (Singapore) PTE. LTD.	Singapore Private Company Limited